UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

Upland Software, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91544A109

(CUSIP Number)

January 16, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 91544A109

1	Names of reporting persons ESW Capital, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 2,889,466 (1)
	6	Shared voting power
	7	Sole dispositive power 2,889,466 (1)
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 2,889,466 (1)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 19.0% (2)
12	Type of reporting person (see instructions) OO

1	Names of reporting persons Joseph A. Liemandt
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 2,889,466 (1)
	6	Shared voting power
	7	Sole dispositive power 2,889,466 (1)
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 2,889,466 (1)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 19.0% (2)
12	Type of reporting person (see instructions) IN/HC

1	Names of reporting persons Acorn Performance Group, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 1,803,574 (1)
	6	Shared voting power
	7	Sole dispositive power 1,803,574 (1)
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 1,803,574 (1)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11.9% (2)
12	Type of reporting person (see instructions) CO

(1)	1,085,892 shares are held directly by ESW Capital, LLC (“ESW”). Joseph A. Liemandt is the sole voting member of ESW and may be deemed to have beneficial ownership of the shares held by ESW. 1,803,574 shares are held directly by Acorn Performance Group, Inc. (“Acorn”), a wholly-owned subsidiary of ESW. Each of ESW and Mr. Liemandt may be deemed to have beneficial ownership of the shares held by Acorn. Thus, each of ESW and Mr. Liemandt may be deemed to have beneficial ownership of 2,889,466 shares in total.
(2)	Based upon 15,208,862 shares of common stock of the issuer as of December 19, 2014, as reported in the issuer’s Form 10-Q/A (Amendment No. 1) filed on January 22, 2015.

Item 1.

(a)	Name of Issuer:

Upland Software, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

401 Congress Avenue, Suite 1850

Austin, Texas 78701

Item 2.

(a)	Name of Person Filing:

(1)	ESW Capital, LLC

(2)	Joseph A. Liemandt

(3)	Acorn Performance Group, Inc.

(b)	Address of Principal Business Office or, if None, Residence:

(1)	ESW Capital, LLC

401 Congress Avenue, Suite 2650

Austin, TX 78701

(2)	Joseph A. Liemandt

401 Congress Avenue, Suite 2650

Austin, TX 78701

(3)	Acorn Performance Group, Inc.

401 Congress Avenue, Suite 2650

Austin, TX 78701

(c)	Citizenship:

(1)	ESW Capital, LLC is a Delaware limited liability company.

(2)	Joseph A. Liemandt is a U.S. citizen.

(3)	Acorn Performance Group, Inc. is a Delaware corporation.

(d)	Title and Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP No.: 91544A109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ☐

Item 4. Ownership

(a)	Amount Beneficially Owned:

1,085,892 shares are held directly by ESW Capital, LLC (“ESW”). Joseph A. Liemandt is the sole voting member of ESW and may be deemed to have beneficial ownership of the shares held by ESW. 1,803,574 shares are held directly by Acorn Performance Group, Inc. (“Acorn”), a wholly-owned subsidiary of ESW. Each of ESW and Mr. Liemandt may be deemed to have beneficial ownership of the shares held by Acorn. Thus, each of ESW and Mr. Liemandt may be deemed to have beneficial ownership of 2,889,466 shares in total.

(b)	Percent of Class:

ESW Capital and Mr. Liemandt may be deemed to be the beneficial owners of 19.0% of the outstanding shares of Common Stock. Acorn Performance Group, Inc. may be deemed to be the beneficial owner of 11.9% of the outstanding shares of Common Stock. Based upon 15,208,862 shares of common stock of the issuer as of December 19, 2014, as reported in the issuer’s Form 10-Q/A (Amendment No. 1) filed on January 22, 2015.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2015

/s/ Andrew S. Price
Andrew S. Price, Chief Financial Officer of ESW Capital, LLC

/s/ Andrew S. Price
Andrew S. Price, Attorney-in-Fact for Mr. Joseph A. Liemandt (Power of Attorney filed on October 28, 2010)

/s/ Andrew S. Price
Andrew S. Price, Chief Financial Officer of Acorn Performance Group, Inc.

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).